Exhibit 7.04

June 15, 2016

Mr. Sam Inman
Chief Executive Officer
Covisint Corporation
26533 Evergreen Rd., Suite 500
Southfield, MI 48076

Dear Sam:

Per our telephone conversation last week on June 6th, I want to reiterate our position that a costly proxy fight does not serve shareholders and should be avoided.  To that end, simply naming two new independent directors to run a strategic process and report their findings back to the Board, and to shareholders, seems very reasonable.  In this scenario, the company can continue marketing its platform, of which you seem to remain quite confident, and shareholders get to see what a third party would be willing to pay.

Upon returning from last week’s TU-Automotive Telematics conference in Novi, Michigan, it is our belief that the company will warrant a significant premium to its current stock price in a sale to a strategic buyer.  Underscoring the company’s belief in the strength of its Identity Management tools and its IoT platform, we confirmed that industry leaders, partners and customers remain very positive in the platform’s capabilities.  Industry contacts who are deeply familiar with competing platforms – Telit, Aeris, PTC’s ThingWorx, GE’s Predix and IBM’s Bluemix (the company’s chief competitor, as we understand, in last year’s Jaguar Land Rover contract win) – indicate to us the superior depth, complexity and sophistication of the company’s platform.  A key industry participant said flatly that the Covisint platform was the best platform among these leading IoT platforms.  We spoke directly to key customers who underscored their positive view of the platform’s capabilities, including a major automobile manufacturer who expects to expand its relationship with the company.  We were also happy to learn that a major beverage manufacturer appears to be a likely new portal customer.

Nonetheless, the primary reasons put forth for the lack of new subscription revenue were a lack of brand awareness and insufficient marketing heft.  Additionally, the 6 month delay in introducing the company’s IoT platform, finally rolled out in January of 2016, appears to have been a costly event.  Competitors with less robust platforms are described as possessing superior marketing and brand strength.  In the absence of new subscription revenue, we believe the company’s platform would be far better leveraged in the hands of a stronger, better capitalized entity.  Recent comparable transactions suggest a sales price would likely be meaningfully higher than the current share price.  To wit, in 2013, PTC purchased the IoT platform, and Covisint competitor, ThingWorx for $112 million, plus a possible earn-out of up to $18 million.  ThingWorx was reported to have only $10 million in revenue in the 12 months following the acquisition.  Multiple industry contacts inform us that the ThingWorx platform is two notches below Covisint’s platform’s capabilities.

One thing remains clear - shareholders should have the opportunity to make a decision as to whether or not to sell the company.  After all, we own the company.  The current Board owns very little stock and should not thwart the will of multiple large shareholders.

Respectfully,

/s/ Jim Roumell

Jim Roumell
President
Roumell Asset Management, LLC